FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

October 11, 2006

Commission File Number: 333-119497

MECHEL OAO
(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12
Moscow 123610
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL REPORTS ITS OPERATIONAL RESULTS FOR THE NINE MONTHS OF 2006

Moscow, Russia – October 11, 2006 – Mechel OAO (NYSE: MTL), one of the leading vertically-integrated mining and metals companies, announced today its operational results for the nine months of 2006.

Product	Nine months of 2006, thousand tonnes	Nine months of 2006 as compared to nine months of 2005, %
Coal	12,378	+ 6
Coking coal	6,938	+ 7
Steam coal	5,440	+ 5
Iron Ore Concentrate	3,748	+ 11
Nickel	10.53	+ 17
Hardware	451	+ 9
Forgings	54	- 14
Stampings	76	- 1
Rolled Products	3,523	+ 2
Flat Products	296	+ 40
Long Products	1,877	0
Semi-Finished Products	1,349	- 1
Steel	4,425	0
Pig Iron	2,680	+ 8
Coke	1,663	- 15

Alexey Ivanushkin, Mechel’s Chief Operating Officer, commented on operational results for the first nine months of 2006: “High production results of the third quarter have offset the decline of the first quarter, which enabled Mechel to return to the planned production volumes for the year. In the third quarter we witnessed growth in all markets of our mining segment. Favorable market conditions and successful implementation of our programs for technical modernization enabled us to increase production volumes, and as a result Mechel is now the third largest coal producer in Russia. In the steel segment we saw pricing improve for rolled products, and we continued to scale up production volumes of higher-margin flat products given the present full capacity utilization for the production of long products. The increase in flat products volume became possible due to an overhaul of sheet rolling mills at the company’s Chelyabinsk metallurgical plant that was carried out last year. At the same time, going through a period of low markets for coke-chemical products, we carried out scheduled maintenance work on production lines for this type of products, resulting in lower output of coke in the quarter. However, in the forth quarter we expect an increase in coke production owing to the commissioning of a new coke battery with a capacity of about 500 thousand tonnes a year.

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Mechel OAO

Irina Ostryakova

Director of Communications

Phone: 7-495-221-88-88

Fax: 7-495-221-88-00

irina.ostryakova@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Vladimir Iorich
Name:	Vladimir Iorich
Title:	CEO

Date:   October 11, 2006